BB



10032807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 41790 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/2009 (MM/DD/YY) AND ENDING 10/31/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBF Securities (USA) Corp.

| OFFICIAL USE ONLY |
|---|
| 25541 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Exchange Tower, 130 King Street West, Suite 3200
(No. and Street)

| Toronto | Province of Ontario, Canada | M5X 1J9 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr Alain Legris (514) 879-5380
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE
(Name – *if individual, state last, first, middle name*)

| 1 Place Ville Marie, Suite 3000 | Montreal | Province of Quebec, Canada | H3B 4T9 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☒ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 27 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Alain Legris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBF Securities (USA) Corp., as of October 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP & CFO

Title


GENEVIÈVE
GAUTHIER
165295

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NBF SECURITIES (USA) CORP.
## Table of contents

# Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

**INDEPENDENT AUDITORS' REPORT**

To the Stockholders of
NBF Securities (USA) Corp.

We have audited the accompanying statement of financial condition of NBF Securities (USA) Corp. (the "Company") as of October 31, 2010, that you are filing pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of NBF Securities (USA) Corp. at October 31, 2010, in conformity with accounting principles generally accepted in the United States of America.



December 17, 2010

[1] Chartered accountant auditor permit No. 8845

# NBF SECURITIES (USA) CORP.

## Statement of Financial Condition

**As of October 31, 2010**
**(in U.S. dollars)**

| | $ |
|---|---|
| **Assets** | |
| Cash and cash equivalents | 11,011,249 |
| Cash deposit with clearing organization | 100,000 |
| Receivable from broker-dealers and clearing organization (Note 3) | 1,028,622 |
| Receivable from customers (Note 3) | 216,023 |
| Receivable from a related party (Note 4) | 20,562,176 |
| Income taxes receivable (Note 6) | 317,383 |
| Securities owned, at market value | 6,333 |
| Deferred income taxes (Note 6) | 85,247 |
| Prepaid expenses and other assets | 150,047 |
| | 33,477,080 |
| **Liabilities** | |
| Payable to broker-dealers and clearing organization (Notes 3 and 4) | 458,549 |
| Payable to related parties (Note 4) | 5,451,063 |
| Accrued expenses and other liabilities | 1,173,383 |
| | 7,082,995 |
| **Stockholders' equity** | |
| Class A preferred shares (Note 7) | 634 |
| Class B preferred shares (Note 7) | 12,405,823 |
| Common capital stock (Note 7) | 160,464 |
| Additional paid-in capital | 9,682,366 |
| Retained earnings | 4,144,798 |
| | 26,394,085 |
| | 33,477,080 |

See notes to the Statement of Financial Condition

## 1. Description of the business

NBF Securities (USA) Corp. (the "Company") was incorporated under the *Companies Act* (Nova Scotia) on October 8, 2002, and began its business activities on January 2, 2003. The Company, a subsidiary of National Bank of Canada Financial Inc. ("NBCFI"), is a registered broker-dealer under the *Securities Exchange Act of 1934* and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is engaged in agency transactions on Canadian stock markets with US and European institutional clients. The Company is ultimately wholly-owned by National Bank of Canada ("ultimate parent company").

## 2. Significant accounting policies

*Securities transactions*

Customer securities transactions are recorded on a settlement date basis with related revenue and expenses recorded on a trade date basis.

Proprietary securities transactions in regular way trades are recorded on a trade date basis as if they had been settled. Profit and loss arising from securities transactions are recorded on a trade date basis.

Securities owned are recorded at market value. Changes in market value are reflected in the statement of earnings in the period in which they occur.

*Cash and cash equivalents*

Cash and cash equivalents include cash and short-term investments in money market instruments with original maturities of three months or less. The cash equivalents are recorded at cost plus accrued interest and their carrying values approximate their fair market values.

*Financial instruments*

The fair value of the Company's assets and liabilities, which qualify as financial instruments, approximates the carrying amounts presented in the financial statements, except for the preferred capital stock, which is described in Note 7.

*Income taxes*

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the financial statements, prescribing a "more likely than not" threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

## 2. Significant accounting policies (continued)

*Use of estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

## 3. Receivable from and payable to broker-dealers, clearing organization and customers

The Company monitors the credit standing of each of the customers and counterparties with which it conducts business. Client trades are settled in cash against delivery of securities.

Institutional client securities transactions with the Company are cleared by National Bank Financial Inc. ("NBFI"), a related company.

Amounts receivable from and payable to broker-dealers, clearing organization and customers are due by the settlement date of the related trade transactions.

Amounts receivable from and payable to broker-dealers and clearing organization as of October 31, 2010 consist of the following:

| | Receivable | Payable |
|---|---|---|
| | $ | $ |
| Securities failed-to-deliver/receive | 242,526 | 458,549 |
| Receivable from/payable to clearing organization | 786,096 | - |
| | 1,028,622 | 458,549 |

Securities failed-to-deliver represent receivables for securities sold that have not been delivered for which the settlement date has passed. Securities failed-to-receive represent payables for securities purchased that have not been received for which settlement date has passed.

**(in U.S. dollars)**

## 4. Related party transactions

In the normal course of business, NBFI has guaranteed the performance by the Company of its settlement obligations to its customers and counterparties resulting from the Company's trades in securities and other financial instruments.

The amounts receivable from and payable to related parties are unsecured, non-interest bearing, have no fixed terms of payment and are as follows as of October 31, 2010:

| | $ |
|---|---|
| Ultimate parent company | |
| Payable to related parties | **96,955** |
| NBFI | |
| Receivable from a related party | **20,562,176** |
| Payable to broker-dealers and clearing organization | **458,543** |
| NBCFI | |
| Payable to related parties | **5,354,108** |

## 5. Net capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934,* which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

FINRA, as part of a recent audit, has challenged the Company's former custody arrangement for its cash equivalents. The Company's U.S. Treasury Bills had been in the custody of an affiliate. The final decision will be communicated by FINRA in writing. It should be noted that this resulted in a net capital deficiency for the month of July 2010. As a precaution, in October 2010, the Company has transferred custody of its U.S. Treasury Bills to a third party.

As of October 31, 2010, the Company had net capital, as defined, of $2,487,905, which was $2,237,905 in excess of its minimum net capital of $250,000.

**(in U.S. dollars)**

## 6. Income taxes

As of October 31, 2010, the Company has recorded $85,247 of net deferred tax assets. The major deferred income tax asset and liability items are as follows:

| | $ |
|---|---|
| Deferred income tax assets | |
| Accrued compensation | **120,193** |
| Other | **551** |
| | **120,744** |
| Deferred income tax liabilities | |
| Commission revenue | **(35,497)** |
| Net deferred income tax asset | **85,247** |

No valuation allowance is required as of October 31, 2010 as management believes it is more likely than not that the deferred income tax asset is realizable.

The Company implemented ASC 740, Income Taxes (which incorporates formally FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109) ("FIN 48"). FIN 48 provides specific guidance on the recognition, de-recognition, measurement and disclosure of income tax positions in financial statements, including the accrual of related interest and penalties. Under FIN 48, income tax benefits are recognized and measured based on a two-step model: (i) a tax position must be more-likely-than-not of being sustained, where "more-likely-than-not" means a likelihood of more than 50%, and (ii) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

As of October 31, 2010, the balance of the Company's unrecognized tax benefits was nil, which is unchanged from October 31, 2009. It is difficult to project how unrecognized tax benefits will change over the next year.

The Company is subject to income taxes in Canada at the federal level and in certain provincial jurisdictions. As of October 31, 2010, the Company had income taxes receivable of $317,383 from the federal and certain provincial tax authorities.

**(in U.S. dollars)**

## 7. Capital stock

Authorized capital stock:
100,000,000 0.5 of 1% per month non-cumulative, non-voting and non-participating, Class A preferred shares having a par value of CDN$100 per share, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class A shares, plus the dividends declared and unpaid

100,000,000 0.6 of 1% per month non-cumulative, non-voting and non-participating, Class B preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class B shares, plus the dividends declared and unpaid

100,000,000 0.7 of 1% per month non-cumulative, non-voting and non-participating, Class C preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class C shares, plus the dividends declared and unpaid

100,000,000 0.55 of 1% per month cumulative, non-voting and non-participating, Class D preferred shares having a par value of CDN$100 per share, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class D shares, plus the dividends declared and unpaid

100,000,000 0.57 of 1% per month cumulative, non-voting and non-participating, Class E preferred shares without nominal or par value, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class E shares, plus the dividends declared and unpaid

100,000,000 common shares without nominal or par value

| | $ |
|---|---|
| Issued and outstanding | |
| Preferred capital stock | |
| 10 Class A preferred shares | **634** |
| 1,000 Class B preferred shares | **12,405,823** |
| | **12,406,457** |
| Common capital stock | |
| 25,010,000 Common shares | **160,464** |
| | **12,566,921** |

The 10 Class A preferred shares issued and outstanding are retractable at a value of US$14,962,996 (CDN$15,265,249). The 1,000 Class B preferred shares issued and outstanding are retractable at a value of US$19,061,093 (CDN$19,446,127).

**SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3**

# Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

## SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

NBF Securities (USA) Corp.

In planning and performing our audit of the financial statements of NBF Securities (USA) Corp. (the "Company") as of and for the year ended October 31, 2010 (on which we issued our report dated December 17, 2010 and such expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. A review by the FINRA disclosed that the Company held short-term investments classified as cash equivalents at NBCN Inc. Therefore, these investments should have been classified as non-allowable assets in the Company's net capital computation. The Company is required to maintain a minimum net capital requirement, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. This resulted in a net capital deficiency for July 2010. This final decision will be communicated by FINRA in writing. The Company took appropriate corrective action and transferred the short-term investments to an authorized securities location, in October 2010. As at October 31st 2010, there is no net capital deficiency.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended October 31, 2010 of the Company and this report does not affect our report on such financial.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered broker and dealer, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



December 17, 2010

[1] Chartered accountant auditor permit No. 8845

# Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5321
Fax: 514-390-4111
www.deloitte.ca

## INDEPENDENT ACCOUNTANTS' REPORT
## ON APPLYING AGREED-UPON PROCEDURES

To the stockholders of
NBF Securities (USA) Corp.
1155 Metcalfe
Montréal QC H3B 4S9

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2010, which were agreed to by NBF Securities (USA) Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority., and SIPC 2 solely to assist you and the other specified parties in evaluating NBF Securities (USA) Corp.'s compliance with the applicable instructions of the Form SIPC-7. NBF Securities (USA) Corp.'s management is responsible for the NBF Securities (USA) Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended October 31, 2010, with the amounts reported in Form SIPC-7 for the year ended October 31st, 2010 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

 [1]

December 17, 2010

[1] Chartered accountant auditor permit No. 8845

# NBF SECURITIES (USA) CORP.

## General Assessment Reconciliation of the Securities Investor Protection Corporation (Form SIPC-7)

**Year ended October 31, 2010**
**(in U.S. dollars)**

| | $ |
|---|---|
| Total revenue | **14,073,874** |
| Deductions: | |
| Commissions paid to other SIPC members in connection with securities transactions | **4,249,900** |
| Other revenue not related either directly or indirectly to the securities business: | |
| Foreign exchange gain | **2,460,244** |
| | **6,710,144** |
| SIPC net operating revenues | **7,363,730** |
| General assessment at 0.0025% | **18,409** |
| Less | |
| Prior year overpayment applied | **4,840** |
| Payment made in June 2010 | **5,888** |
| | **10,728** |
| Assessment balance due with Form SIPC-7 | **7,681** |